

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

<u>Via E-mail</u>
Mark Chess
Chief Executive Officer
Glori Acquisition Corp.
3 Azrieli Center (Triangle Tower), 42nd Floor
Tel Aviv, Israel, 67023

> **Re: Glori Acquisition Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed February 21, 2014**
> **File No. 333-193387**
>
> **Amendment No. 3 to Schedule TO**
> **Filed February 27, 2014**
> **File No. 005-86919**
>
> **Amendment No. 3 to Schedule TO**
> **Filed February 28, 2014**
> **File No. 005-86919**

Dear Mr. Chess:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 4 that "[t]he warrants issuable pursuant to the Warrant Amendment will either be registered in the Form S-4 or exempt from registration as set forth in 4(b) above" with 4(b) providing for reliance on 4(a)(2) of the

Securities Act of 1933. To the extent you decide to register the warrants issuable pursuant to the Warrant Amendment in this Form S-4, please explain to us how these shares are eligible to be registered given your statement that 4(a)(2) of the Securities Act is also available (i.e. the transaction did not involve a public offering). Please see Securities Act Forms Compliance and Disclosure Interpretations 225.10 available at our website.

Summary of the Prospectus, page 1

Background of the Business Combination, page 5

2.   You disclose on page 2 that the Coke Field acquisition was in furtherance of Glori's acquisition strategy. Please revise your disclosure in this section to specifically explain how, if at all, this factored into Infinity Corp.'s decision to acquire Glori.

Risk Factors, page 22

3.   We note your response to prior comment 13 that you have revised the filing in response to this comment. Please revise your Summary Risk Factors section to quantify these conflicts of interests. We reissue prior comment 13 as it pertains to this point.

The AERO System is currently useable only in oil reservoirs with specific characteristics, which limits the potential market for Glori's services., page 24

4.   In response to prior comment 14, you refer to data belonging to Nehring Associates, University of Wyoming and Knowledge Reservoir as having been furnished to us. The thumb drive we received does not contain such files. Please furnish these items to us.

Glori's estimated proved reserves are based on many assumptions that may turn out to be inaccurate. The actual quantities and present value of Glori's proved reserves may prove to be materially lower than it has estimated., page 30

5.   In our prior comment 15, we asked that you identify your third party engineer and file its report. On page 85, you state that the engineer's report attributes to you proved reserves of 13 MBOE effective December 31, 2013. It appears this does not agree with the third party report in Exhibit 99.1. Please correct these items here and elsewhere in your document.

6.   Our review of the third party report does not identify any reference to microbial recovery enhancement. If only conventional methods are being employed, please so state. Otherwise, please describe these microbial recovery methods if they are to be employed and comply with our prior comment 16(d) which, in part, requested you to "Include a line item listing for the components of the future production costs that are projected in the

report. Please distinguish those costs associated with microbial recovery from costs required for conventional operations."

Material U.S. Federal Income Tax Consequences, page 39

7.   You disclose in this section that "Ellenoff Grossman & Schole LLP has rendered a tax opinion to Infinity Corp. to the effect that the discussion in this prospectus under the caption 'Material U.S. Federal Income Tax Consequences,' insofar as it purports to summarize United States federal income tax law, is accurate in all material respects." Please revise this section and Exhibit 8.1 to clearly:

   - state that the disclosure in this section of the prospectus is the opinion of counsel; and
   - identify and articulate the opinion being rendered.

Please see Section III.B.2 of Staff Legal Bulletin No. 19.

8.   You disclose in this section that several tax consequences are subject to uncertainty. For example, you disclose on page 41 that "[t]he Redomestication should, and is very likely to, qualify as a reorganization within the meaning of Section 368(a) for U.S. federal income tax purposes. However, due to the absence of guidance directly on how the provisions of Section 368(a) apply in the case of a merger of a corporation with no active business and only investment-type assets, this result is not entirely free from doubt." Please provide risk factor disclosure setting forth this and other risks of uncertain tax treatment to investors. Please see Section III.C.4 of Staff Legal Bulletin No. 19.

Minimum Balance Requirement, page 53

Unaudited Condensed Combined Pro Forma Financial Statements, page 66

9.   We note that the terms associated with the PIPE investments shown in your two pro forma scenarios have changed to now indicate you may receive in exchange for the incremental shares to be issued either cash or "in kind, including debt instruments." Please expand your disclosure to (i) clarify how the objective for the PIPE investment disclosed on page 4, "to ensure that Infinity Corp. meets the $25.0 million minimum balance requirement set forth in the Merger Agreement," is accomplished if you accept non-cash consideration, (ii) explain the reason for the "in kind" provision, (iii) describe the terms that would be associated with any "in kind" payment that you receive, and (iv) state the basis for your pro forma adjustments reflecting all cash and no "in kind" consideration.

10.   We note that the number of shares disclosed in both balance sheet pro forma adjustment notes 13 on pages 68 and 70 (812,500 and 1,875,000 shares) do not agree with the number of shares you indicate would be issued under the PIPE Investment Agreement on

page 66 (1,062,500 and 2,125,000 shares). Please revise as necessary to reconcile or clarify the reasons for these differences. Also disclose in tabular form how the $25 million minimum balance requirement correlates with your pro forma adjustments

Glori Technology Services, page 76

11.   Our prior comment 26, in part, asked that you furnish us with support for the statements that your operating costs are less than $6 per incremental barrel of oil. The spreadsheet that you furnished in response presented a cost estimate of about $6, but we note that your estimate included a cost reduction of $100,000 for your fee and used 80,000 barrels of incremental oil instead of the 40,000 BO presented on page 8 of the SPE paper SPE 144205-PP (Exhibit 99.2). We found no provision for contingencies which could be a 10%-20% increase. This appears to increase the unit production cost to about $17/BO ($600,602 x 1.15/40,000 BO). Please explain/justify your differences to us or amend your document to incorporate these cost increases. Address the fact that the cost estimate(s) are derived from the results for only 1 project.

12.   On page 77, you state "Glori's initial results on commercial field deployment indicate that the AERO System may recover up to 20% of the oil that remains trapped in a reservoir after the application of conventional oil recovery operations, and may improve total production rates by 60% to 100%." We understand that the residual (immovable) oil saturation remaining after secondary recovery depletion in sandstone reservoirs can be of the order of 25-35% which makes the AERO incremental recovery 5% to 7% versus results the 9% to 12% recovery disclosed on page 76. Please explain how you arrived at the 9-12% figures.

13.   Your response 27 presented a calculation of an "annual incremental production opportunity" utilizing AERO recovery - $10 billion - that incorporated the US daily oil production – 5 MMBOPD. However, on page 78, you state that the production from US waterflood projects is about 2.5 MMBOPD. Given that the AERO system is applicable only to waterflood operations, the $10 billion figure does not appear supportable. Please amend your document accordingly.

Milestones and Commercialization Strategy, page 82

14.   Your response to prior comment 32 presents tabular results of your sampling and testing with regard to the presence in reservoirs of microbes "capable of utilizing the residual hydrocarbon to grow, and in doing so create biomass as biofilms." Please amend your document to disclose these results.

Acquisition of the Etzold Field, page 85

15.   Please expand the discussion here to disclose that the production rate increase of 45%
        will have a duration limited by the amount of oil remaining in the reservoir after previous
        recovery operations.

16.   We note that your phase 2 development of the Etzold field "did not prove commercially
        viable." With reasonable detail, please explain to us reasons for the Etzold phase 2
        production shortfall. Address how this result affects the reliability of your reserve
        estimates for phase 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Glori, page 94

Pro Forma Oil and Natural Gas Production Prices and Production Costs, page 95

17.   We note the tabular presentation of "Average sales price per Boe". Please amend your
        document to disclose separately the sales prices for oil, natural gas and natural gas
        liquids. Please refer to Item 1204(b)(1) of Regulation S-K.

Pro Forma Oil and Natural Gas Data, page 96

18.   On page 98, you present pro forma proved reserves as of September 30, 2013 for the
        Coke field acquisition – 2.2 MMBOE - that are about 20% lower than those – 2.8
        MMBOE - from the in-house pro forma reserve report effective "1-January-2014" for the
        Coke Field/Petro-Hunt acquisition which you furnished us. On page 5 you present Coke
        Field acquisition proved reserves as 1.75 MMBOE. Please explain the differences in
        reserve figures to us and correct your document if appropriate.

19.   The in-house reserve report effective "1-January-2014" for your Coke Field acquisition
        uses prices - $85/BO and $2.50/MCFG – that do not appear to be the average of first day
        of the month for the prior 12 months as required by Rule 4-10(a)(22)(v) of Regulation S-
        X. Please ensure that disclosed proved reserve estimates, whether pro forma or not,
        incorporate prices that comply with Regulation S-X. You may disclose also reserves that
        are priced as described in Item 1202(b) of Regulation S-K.

20.   Page 81 of the in-house report indicates that the development plan for the proved
        undeveloped reserves will not be available until after the closing of Coke Field
        acquisition even though you have included them with the pro forma proved reserves in
        this filing. Your response to our prior comment 3(c) includes the statement that you do
        not have the necessary information to identify the 30 PUD locations and thus their nearby
        analogy wells. PUD reserves require that a development plan has been adopted and that
        there is demonstrated reasonable certainty of economic recovery. Please furnish us the
        development plan for these PUD reserves which should include: a base map for the PUD

locations and their Sub-Clarksville analogies with production histories and RRC lease numbers; AFE or line item list of the projected PUD well costs; legible copies of Figures B1 and B2 from the in-house report. Alternatively, you may remove these volumes from your pro forma proved reserves.

Liquidity and Capital Resources, page 105

21. We note your response to prior comment 35. Please significantly expand this section to account for the Coke Fields acquisition and the impact of this acquisition on Glori's liquidity, capital resources and results of operations. Please see Item 303(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 136

22. We note your response to prior comment 12. Please revise the tables in this section as of a recent practicable date to quantify the value of Infinity shares (including all accumulated shares paid as dividends) each beneficial holder will receive in connection with this transaction. For the Series C and C-1 Preferred, please revise to also include an approximation of the preference anticipated to be received in conjunction with the consummation of this transaction. Please see Item 404(a) of Regulation S-K.

Financial Statements, page F-1

23. We understand from your response to prior comment 39 that you will update all of the historical and pro forma financial statements in your filing prior to the effective date of the registration statement. We will review these statements and related disclosures once they appear in the registration statement.

Exhibit 99.1

24. Please file third party reports for December 31, 2012 and 2013 (as referenced on page 96) that include the information required by Item 1202(a)(8) of Regulation S-K: (i) the purpose for which the report was prepared; (iv) the assumptions used in preparation of the report; (v) source and treatment of future capital costs.

25. We note that the two Phase 1 producing wells' projected cashflow analysis for 2013 has unit production cost of about \$55/BO (=\$358,000/6500 BO) compared to actual incurred costs (on page 95) of \$100/BO and \$77/BO for 2012 and 2013, respectively. Please explain this difference to us. Include a line item list for the actual cost components and the projected cost components.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, if you have questions regarding the engineering comments. Please contact Mellissa Duru, Office of Mergers & Acquisitions at (202) 551-3757 if you have questions relating to the tender offers. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Stuart Neuhauser, Esq.
       Ellenoff Grossman & Schole LLP